SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE NINE HUNDRED AND THIRTY-THIRD MEETING OF
THE BOARD OF DIRECTORS

On January 21, 2021, at 9:00 a.m., the undersigned members of the Company’s Board of Directors listed below met via video conferencing at the call of the Chairman of the Board of Directors, Mario Engler Pinto Junior, on an extraordinary basis, pursuant to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, No. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below:

The Chairman presented the only item on the agenda “Appointment of a Board member to end the 2020-2022 term of office, with subsequent ratification at the next General Meeting, as per the main section of article 12 of the Bylaws and article 150 of Federal Law 6,404/76”, and invited the appointee Luís Eduardo Alves de Assis to introduce himself to the Board of Directors. Subsequently, the Chairman thanked the presence of Mr. Luís Eduardo, who said goodbye to the Board members and left the meeting. The matter was presented base on Codec Opinion 002/2021, of January 18, 2021, the Minutes of the 17th Meeting of the Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, of January 15, 2021, the Appointee’s Registration Form for the position of Independent Board Member, dated January 4, 2021, the résumé, the Statement to Sabesp’s Board of Directors in compliance with the Novo Mercado Regulation, dated January 20, 2021, the Statement of Independent Member in compliance with Law 13,303/2016, of January 20, 2021, documents filed in the electronic folder of the meeting. The Controlling Shareholder appointed Mr. Luís Eduardo Alves de Assis for the position of independent member of the Board of Directors, in view of the resignation of Lucas Navarro Prado, individual taxpayer’s ID (CPF) 911.403.821-87. In accordance with the main section of article 12 of the Bylaws and article 150 of Federal Law 6,404/76, the Board of Directors unanimously approved the election of:

LUIS EDUARDO ALVES DE ASSIS, Brazilian citizen, separated, economist, identification document (RG) 5.906.923 SSP/SP, individual taxpayer’s ID (CPF) 033.346.558-44, domiciled at Rua Morás, 440, ap.81 Vila Madalena, for the position of independent member of the Board of Directors of SABESP to end the 2020-2022 term of office, with subsequent ratification at the next General Meeting, as per the main section of article 12 of the Bylaws and article 150 of Federal Law 6,404/76.

The investiture in the position of Board member shall observe the requirements, impediments and procedures set forth in current regulations, which shall be verified upon investiture by the Company. The instrument of investiture (drawn up in the proper book) and the clearance statement shall be signed. Regarding the declaration of properties, the applicable state regulations must be observed.

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Companhia de Saneamento Básico do Estado de São Paulo – Sabesp Board of Directors

Compensation will be defined based on the guidelines of the State Capital Defense Council, as resolved at a Shareholders’ Meeting.

We record that we have received the resignation letter from the position of Board member of SABESP from Mr. Lucas Navarro Prado, dated January 8, 2021, which was received by the Company on January 11, 2021.

After the floor was opened and there were no other pronouncements, the Chairman of the Board of Directors, Mario Engler Pinto Junior, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors and then signed by the following attending Board members: MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, EDUARDO DE FREITAS TEIXEIRA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, REINALDO GUERREIRO, WALTER LUIS BERNARDES ALBERTONI AND WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company's Board of Directors.

São Paulo, January 28, 2021.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 15, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.